UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30343 / January 8, 2013

In the Matter of	:
	:
ALLIANCEBERNSTEIN ACTIVE ETFS, INC.	:
ALLIANCEBERNSTEIN L.P.	:
AND	:
ALPS DISTRIBUTORS, INC.	:
1345 Avenue of the Americas	:
New York, NY 10105	:
	:
(812-13797)	:
	:

ORDER UNDER SECTIONS 6(c), 17(b) AND 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940

AllianceBernstein Active ETFs, Inc., AllianceBernstein L.P., and ALPS Distributors, Inc. filed
an application on July 16, 2010, and amendments thereto on December 28, 2010, July 28, 2011,
February 24, 2012, May 22, 2012, September 20, 2012, and December 11, 2012, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections
6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and
under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B)
of the Act.

The order permits: (a) series of certain open-end management investment companies to issue
shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market
transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption
proceeds, under certain circumstances, more than seven days from the tender of Shares for
redemption; (d) certain affiliated persons of the series to deposit securities into, and receive
securities from, the series in connection with the purchase and redemption of Creation Units; and
(e) certain registered management investment companies and unit investment trusts outside of the
same group of investment companies as the series to acquire Shares.

On December 13, 2012, a notice of filing of the application was issued (Investment Company
Act Release No. 30305). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

That matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of AllianceBernstein Active ETFs, Inc., et al. (File No. 812-13797),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary